Mail Stop 4-06

November 7, 2005

Alan Hoverd
Chief Financial Officer
Open Text Corporation
185 Columbus Street
Waterloo, Ontario Canada N2L 5Z5

      Re: **Open Text Corporation**
               Form 10-K for Fiscal Year Ended June 30, 2005
               File No. 000-27544

Dear Mr. Hoverd:

We have reviewed your response letter dated August 18, 2005 in addition to the above referenced filing and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Comment no. 2

1.   Please note that we may have further comments when you file the IXOS financial statements under From 8-K/A.

Form 10-K for Fiscal Year Ended June 30, 2005

Item 3. Legal Proceedings, page 20

2.   Tell us more about the employee action concerning certain share options granted in 1996. Summarize the underlying terms of the settlement agreement in January 2005 and explain why the settlement resulted in no financial impact given that the individual received shares. Explain how those shares had been "previously reserved for him under his stock options agreement". Your response should

include a summary of the terms of the initial option award, how you accounted for those options, the number of shares issued to this individual as a result of the settlement agreement, any proceeds from the exercise of the options and any other additional information that would explain your accounting for this arrangement and settlement. Refer to the authoritative literature that supports your accounting.

Note 4 – Goodwill and Note 12 - Commitments and Contingencies, pages 74 and 85

3.   We understand that you recorded $2.5 million of the award payable to the Tilburys as additional purchase consideration. We further note your statement of cash flows reflects $1.2 million of additional purchase consideration for prior period acquisitions and the table on page 74 indicates adjustments to goodwill for prior acquisitions for both periods presented. Tell us more about the various adjustments/payments associated with prior period acquisitions and for each adjustment/payment, explain your respective accounting with reference to the authoritative accounting literature.

4.   Regarding the $2.5 million award, explain to us why you believe it is appropriate to record an arbitration settlement award for an acquisition that occurred a number of years ago as additional purchase consideration. Tell us why you do not consider adjustments and /or payments that arise out of litigation over the purchase price between the acquirer and the former owners of the acquired company as a charge to income when settled. Refer to paragraph B177 of SFAS 141.

Note 5. Acquired Intangible Assets, page 74

5.   Supplementally explain to us why you have classified the amortization of your intangible assets as an element of "operating expenses" in the statement of operations. Specifically address the acquired technology and how you considered Question 17 of SFAS 86 FASB Staff Implementation Guide in your accounting. Also, explain the nature of your other intangible assets and justify classification of the amortization as operating expenses. Refer to the literature that supports your accounting.

Note 9 – Accounts Payable – Trade and Accrued Liabilities

Excess Facility Obligations and Accrual Relating to Acquisitions, page 77

6.   Tell us more about the nature of the 'transaction-related costs' you have included in your acquisition accruals for the substantial majority of your acquisitions. Explain why it is appropriate for you to include these costs as part of the acquisition accruals and why it takes a significant amount of time for you to incur these costs. In this regard, we note that over $2 million in costs associated with

the February 2004 IXOS acquisition still remains unpaid. For each acquisition, clarify the nature of these costs and why you believe it is appropriate to include them in the purchase price and the respective accrual.

Item 9A. Controls and Procedures, page 106

(A) Evaluation of Disclosure Controls and Procedures, page 106

7.	Confirm supplementally that you evaluated the effectiveness of your disclosure controls and procedures pursuant to Rule 13a-15(e) and not 13a-15(b), as promulgated under the Securities Exchange Act of 1934, as amended. Please note for future filings.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Megan Akst, Staff Accountant, at (202) 551-3407 or Lisa Mitrovich, Assistant Chief Accountant who supervised this review, at (202) 551-3453 if you have questions regarding comments on the financial statements and related matters, or me at (202) 551-3730 with any other questions.

Very truly yours,

Kathleen Collins
Accounting Branch Chief